UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-46669

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Security Capital Brokerage, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__260 Peachtree Street, NW, Suite 2217__
(No. and Street)

__Atlanta__   __GA__   __30303__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Ana R. Carter__   __813-442-1645__   __ana@securitycapital.net__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Rubio CPA P.C.__
(Name – if individual, state last, first, and middle name)

__3500 Lenox Rd NE, Ste 1500__   __Atlanta__   __GA__   __30326__
(Address)   (City)   (State)   (Zip Code)

__05/05/2009__   __3514__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathan Lewis _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Security Capital Brokerage, Inc. _____, as of 12/31 _____, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Nathan Lewis*

Title:
President & CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SECURITY CAPITAL BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statement



RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Security Capital Brokerage, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Security Capital Brokerage, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

March 20, 2026
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

SECURITY CAPITAL BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

<u>ASSETS</u>

Cash and cash equivalents	$	1,991,194
Accounts receivable		10,980
Due from clearing firm		17,618
Securities owned		50,265
Prepaid expenses and deposits		41,148
Property and equipment (net of $12,896 accumulated depreciation)		1,873
Deposit with clearing firm		115,194
Total assets	$	2,228,272

<u>LIABILITIES AND SHAREHOLDERS' EQUITY</u>

Liabilities:

Accounts payable and accrued expenses		14,959
Accrued retirement plan contribution		45,000
Due to shareholder		7,327
Federal loan and accrued interest		448,582
Total liabilities		515,868
Shareholders' equity		1,712,404
Total liabilities and shareholders' equity	$	2,228,272

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

   Security Capital Brokerage, Inc. (the "Company") was formed October 4, 1993, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, FINRA, the Municipal Securities Rule Making Board and the Securities Commissions of appropriate states. Pursuant to the registration, the Company must maintain a minimum net capital requirement and is not authorized to hold securities or funds for customers. The Company primarily provides transactional brokerage services to institutional clients located in the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A. <u>Property and equipment</u>: Property and equipment is recorded at cost and is depreciated by use of the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized.

   B. <u>Revenue from Contracts with Customers</u>: Revenue from contracts with customers includes underwriting income and commissions from customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

   The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

   The Company receives commissions from research services through the dissemination of research reports as well as access to the Company's analysts. Revenue is recognized when the Company satisfies its performance obligation by transferring the promised services to its customers. The Company's performance obligation is satisfied at a point in time when the Company has determined that the customer obtains control over the promised services.

   The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue from underwritings is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade

date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

C. <u>Accounts Receivable</u>: Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer creditworthiness and current economic trends. Based on management's review, no allowance for credit losses is considered necessary.

D. <u>Cash and cash equivalents</u>: The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid investments with maturities of three months or less to be cash equivalents. The Company maintains its cash deposits in high credit quality financial institutions. Cash balances at times may exceed federally insured limits. Cash balances in excess of Federal Deposit Insurance Corporation (FDIC) and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

E. <u>Securities Owned</u>: Securities owned consist of common stock at December 31, 2025. The securities owned are valued at fair value. The resulting difference between cost and fair value is included in income. Proprietary transactions and related revenues and expenses are recorded on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in principal transactions in the accompanying statement of operations.

F. <u>Use of estimates</u>: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. <u>Income taxes</u>: Income taxes have not been provided because the Company has elected S corporation status for income tax reporting purposes. As such, the Company's income or loss is passed through to the shareholders and combined with other personal income and deductions to determine taxable income on their individual tax returns.

The Company has adopted FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

3. CLEARING AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The due from clearing firm at December 31, 2025 consist of funds on deposit in various accounts.

4. RETIREMENT PLAN

The Company sponsors a defined contribution 401(k) plan covering all eligible employees. A participant may contribute, as a salary deferral, a percentage of his/her annual compensation up to the maximum allowed by the internal revenue code. The Company may make matching contributions as determined annually by the Company's board of directors. Employer contributions to the plan totaling approximately $45,000 were expensed by the Company during 2025.

5. COMMITMENTS AND CONTINGENCIES

The Company leases office facilities pursuant to month-to-month operating lease agreements. The Company has elected to not recognize a right of use asset and lease liability as the lease terms are 12 months or less and do not include an option to purchase that the Company is reasonably certain to exercise. Rent expense under these leases for the year ended December 31, 2025, was approximately $34,045.

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2025.

6. FEDERAL LOANS

In August 2020, the Company received an EIDL loan from the SBA in the amount of $66,100 subject to a note dated July 27th, 2020. The loan was amended in November 2021 and the loan amount was increased to $499,900. The loan bears interest at a rate of 3.75% and is payable in monthly installments of principal and interest over 30 years. In connection with the EIDL loan, the Company entered into a security agreement with the SBA, whereby the Company granted the SBA a security interest in all of the Company's rights, titles and interest in all of the Company's assets.

7. OFF BALANCE SHEET RISK

The Company is engaged in various activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $1,663,089 which was $1,563,089 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.3102 to 1.0000.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

10. CONCENTRATIONS

Approximately 82% of accounts receivable at December 31, 2025 is due from one customer.

11. RELATED PARTY TRANSACTIONS

The Company has a lease agreement with its President for use of office space. For the year ended December 31, 2025, the Company expensed $7,327 pursuant to this agreement. The balance due to shareholder within the accompanying statement of financial condition arose from this agreement.

Financial position and results of operations might differ from the amounts in the accompanying financial statements if this agreement did not exist.

12. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities:

	Fair Value Measurements December 31, 2025	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Common Stock	$ 50,265	$ 50,265	-	-

13. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including transactional brokerage services, research services and underwriting services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.